UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month ended January 2026

Commission File Number: 001-42462

Mint Incorporation Limited

(Exact name of registrant as specified in its charter)

17/F, Wing Kwok Centre, No.182 Woosung Street

Jordan, Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Resignation of Chairman and Appointment of New Chairman

On January 23, 2026, Mr. Cheong Shing Ku notified the Mint Incorporation Limited (the “Company”) of his resignation as the Chairman of the Board of the Company, effective January 26, 2026. Mr. Ku’s resignation was not a result of any disagreement with the Company’s operations, policies, or procedures. Mr. Ku will continue to serve as a director of the Company.

On January 26, 2026, the Board of Directors (the “Board”), Nominating Committee and the Compensation Committee approved by resolutions and confirmed the appointment of Mr. Hoi Lung Chan as the Chairman of the Board of the Company, effective upon approval of the resolution, until his successor is duly elected and qualified, or until his earlier death, resignation or removal. Mr. Chan’s compensation as Chief Executive Officer remains unchanged in connection with his appointment as Chairman of the Board.

The foregoing descriptions of our offer letter to Mr. Chan is qualified in their entirety by reference to the full text thereof, which is attached as Exhibit 10.1 hereto and incorporated by reference herein.

There are no family relationships between Mr. Chan and any other employees of the Company or members of the Board.

The biographical information of Mr. Chan is set forth below:

Hoi Lung Chan, age 44

Mr. Hoi Lung Chan, our Chief Executive Officer and Chairman of the Board, co-founded Matter International and has over 15 years of professional experience in architecture and interior design. Mr. Chan also serves as director of several subsidiaries of the Company, including CKL Holding Limited, Grand Engineering and Construction Limited, Aspiration Group Limited, Axonex Intelligence Limited, and Axonex Robotics Limited. Mr. Chan is a registered architect in the State of New York with a Master of Architecture degree from the Massachusetts Institute of Technology. He was one of the Asia Top 40 Under 40 Young Design Professional Award honorees in 2022.

Appointment of Independent Director

On January 26, 2026, the Board, Nominating Committee and the Compensation Committee approved by resolution and confirmed the appointment of Mr. Xunze (Tyler) Xiu as a director of the Company, with an annual compensation of HK$120,000, effective upon approval of the resolution, until his successor is duly elected and qualified, or until his earlier death, resignation or removal. The Board has determined Mr. Xiu is an “independent” director under applicable U.S. Securities and Exchange Commission and Nasdaq Marketplace Rules. Mr. Xiu will be serving on the Board as a non-employee, independent director. Mr. Xiu serves as a member of the Audit Committee, Nominating Committee and the Compensation Committee.

The foregoing descriptions of our offer letter to Mr. Xiu is qualified in their entirety by reference to the full text thereof, which is attached as Exhibit 10.2 hereto and incorporated by reference herein.

There are no family relationships between Mr. Xiu and any other employees of the Company or members of the Board.

The biographical information of Mr. Xiu is set forth below:

Xunze (Tyler) Xiu, age 39

Mr. Xunze (Tyler) Xiu serves as Of Counsel at Morrison & Foerster in Hong Kong, where he advises multinational technology, life sciences, and regulated companies on cross-border transactions, technology governance, data privacy and cybersecurity, telecommunications regulation, and intellectual property strategy. Mr. Xiu has more than 10 years of experience advising senior management and boards on regulatory risk, complex technology arrangements, and IP-intensive mergers and strategic transactions across the United States, Greater China, and Southeast Asia. In 2024, Mr. Xiu completed a seven-month secondment with Amazon Web Services (AWS), advising AWS ASEAN business units on enterprise IT consultancy services, cloud procurement and engagements with regulated customers, and supporting internal audit and process-improvement initiatives. Prior to joining Morrison & Foerster, Mr. Xiu practiced at Freshfields Bruckhaus Deringer in Hong Kong and Allen & Overy in Shanghai, where he advised multinational corporations and state-owned enterprises on cross-border M&A transactions, cybersecurity and data privacy compliance, and high-stakes intellectual property disputes, particularly in the pharmaceutical, healthcare, and technology sectors.

Mr. Xiu has been recognized by Asian Legal Business as a “Rising Star” and by Legal 500 Asia Pacific as a recommended lawyer in technology, intellectual property, and life sciences. He holds a Master of Sciences from Georgetown University School of Medicine, an LL.M. from Cornell Law School, and an LL.B. from Soochow University, with additional academic experience at Nanyang Technological University. He is admitted to practice law in New York and Hong Kong, and is fluent in English and Mandarin.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Amendment No. 1 to Employment Agreement by and between the Company and Hoi Lung Chan, dated January 26, 2026
10.2	Director offer letter to Mr. Xunze (Tyler) Xiu, dated January 26, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Mint Incorporation Limited

Date: January 28, 2026	By:	/s/ Hoi Lung Chan
	Name:	Hoi Lung Chan
	Title:	Chairman of the Board and Chief Executive Officer

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